UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40676

DA32 LIFE SCIENCE TECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

345 Park Avenue South

12th Floor

New York, NY 10010

(212) 551-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Class A common stock, $0.0001 par value: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, DA32 Life Science Tech Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DA32 LIFE SCIENCE TECH ACQUISITION CORP.

Date: August 7, 2023	By:	/s/ Chris Wolfe
	Name:	Chris Wolfe
	Title:	Chief Financial Officer